December 9, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jimmy McNamara
Joe McCann

Re:	LianBio
Registration Statement on Form S-3
Filed November 10, 2022
File No. 333-268317
Ladies and Gentlemen:
On behalf of LianBio (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form S-3, file no. 333-268317 (the “registration statement”). Amendment No. 1 reflects revisions to the registration statement made in response to the comment letter to Angela Chen, Vice President, Legal of the Company, dated November 28, 2022, from the staff of the Commission (the “Staff”) related to the registration statement, as well as certain other updated information.
For reference purposes, the comments contained in the Staff’s letter dated November 28, 2022 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Securities and Exchange Commission	- 2 -	December 9, 2022
Cover Page
1.Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your organizational structure.
Response to Comment 1:
The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page of Amendment No. 1 to clarify that the Company is a Cayman Islands holding company with operations conducted by its subsidiaries, and to add the requested cross-reference.
2.Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer securities to investors and cause the value of your securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
Response to Comment 2:
The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page of Amendment No. 1 to add prominent disclosure regarding the legal and operational risks associated with having the majority of its operations in China and Hong Kong.
3.Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.
Response to Comment 3:
The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page and page 5 of Amendment No. 1 in response to the Staff’s comment.
4.Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Securities and Exchange Commission	- 3 -	December 9, 2022
Response to Comment 4:
The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page of Amendment No. 1 to clarify that LianBio, a Cayman Islands exempted company headquartered in the United States with operations in both the United States and China, is the entity whose securities are being registered. The Company has also included an organizational structure diagram on page 2 of Amendment No. 1 to identify the entities that are operating entities. The remaining entities are holding entities.
5.Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.
Response to Comment 5:
The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page and pages 3 and 4 of Amendment No. 1 to provide the requested description and cross-reference.
6.Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. In addition, please provide early in the prospectus summary a diagram of the company’s corporate structure.
Response to Comment 6:
The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page of Amendment No. 1 to clarify that LianBio, a Cayman Islands exempted company headquartered in the United States with operations in both the United States and China, is the entity whose securities are being registered. The Company has also included an organizational structure diagram in the prospectus summary on page 2 of Amendment No. 1.
Summary, page 1
7.Please add a summary of risk factors section and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Response to Comment 7:
The Company acknowledges the Staff’s comment and has supplemented its disclosure on pages 5, 6 and 7 of Amendment No. 1 in response to the Staff’s comment to add a summary of risk factors section.

Securities and Exchange Commission	- 4 -	December 9, 2022
8.Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Response to Comment 8:
The Company acknowledges the Staff’s comment and has supplemented its disclosure on page 6 of Amendment No. 1 to include disclosure regarding permissions or approvals that may be required from the China Securities Regulatory Commission, Cyberspace Administration of China or other PRC regulatory authorities.
9.Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
Response to Comment 9:
The Company acknowledges the Staff’s comment and has supplemented its disclosure on pages 3 and 4 of Amendment No. 1 in response to the Staff’s comment.
10.Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Response to Comment 10:
The Company acknowledges the Staff’s comment and has supplemented its disclosure on page 5 of Amendment No. 1 in response to the Staff’s comment.
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Securities and Exchange Commission	- 5 -	December 9, 2022
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call my office at (617) 235-4961.

Very truly yours,
/s/ Thomas J. Danielski
Thomas J. Danielski

cc:	Yizhe Wang, Ph.D. (LianBio)
Angela Chen (LianBio)